Oppenheimer Baring China Fund
Period Ending 11/30/2009
Exhibit 77C

 On July 31, 2009, a special meeting of the shareholders of Oppenheimer Baring China Fund ("Baring China Fund") was held for the purpose of voting on an Agreement and Plan of Reorganization between Baring China Fund and Oppenheimer Developing Markets Fund ("Developing Markets Fund"), and the transactions contemplated thereby, including: (a) the transfer of substantially all the assets of Baring China Fund to Developing Markets Fund in exchange for Class A, Class B, Class C, Class N and Class Y shares of Developing Markets Fund; (b) the distribution of shares of Developing Markets Fund to the corresponding Class A, Class B, Class C, Class N and Class Y shareholders of Baring China Fund in complete liquidation of Baring China Fund; and (c) the cancellation of the outstanding shares of Baring China Fund. 2,421,725 affirmative votes were cast; 428,702 negative votes were cast, and 150,564 votes abstained.